Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,	Year Ended December 31,
(in thousands)	2011	2010	2009	2008	2007	2006

Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$79,234	$79,252	$7,769	$56,564	$47,610	$28,119
Add:
Amortization of capitalized interest	37	36	35	32	19	13
Fixed charges, net of capitalized interest	659	1,749	1,966	2,151	2,060	1,857

Income before income taxes and fixed charges, net	$79,930	$81,037	$9,770	$58,747	$49,689	$29,989

Fixed Charges:
Total interest expense	$552	$1,508	$1,695	$1,669	$1,630	$1,629
Capitalized interest	19	18	75	390	186	149
Interest factor in rents	107	241	271	482	430	228

Total fixed charges	$678	$1,767	$2,041	$2,541	$2,246	$2,006

Ratio of earnings to fixed charges	117.9 x	45.9 x	4.8 x	23.1 x	22.1 x	15.0 x